SEC 17008341 ON

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SEC FILE NUMBER
8-67185

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2016 (Date) AND ENDING December 31, 2016 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ACP Securities, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1450 Brickell Avenue
(No. and Street)

Miami (City) Florida (State) 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Gilman 561-771-0036
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KSDT, & Co.
(Name - *if individual, state last, first, middle name*)

9300 S. Dadeland Blvd., Ste 600 (Address) Miami (City) Florida (State) 33156 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Esteban Endere, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ACP Securities, LLC as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARIA ROURE
Notary Public - State of Florida
Commission # GG 041937
My Comm. Expires Oct 25, 2020

Signature

Managing Member
Title

Notary Public

This report ** contains (check all applicable boxes):

☑ (a) Facing Page.

☑ (b) Statement of Financial Condition.

☑ (c) Statement of Income (Loss).

☑ (d) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.

☑ (e) Statement of Cash Flows

☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.

☑ (g) Computation of Net Capital.

☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.

☑ (j) Statement of Exemption from Rule 15c3-3.

☐ (k) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

☑ (l) An Oath or Affirmation.

☑ (m) SIPC Supplemental Report and Independent Accountant's Report

☑ (n) Report of Independent Registered Public Accounting Firm on Statement of Exemption or Compliance

☑ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ACP Securities, LLC

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2016

ACP SECURITIES, LLC

YEAR ENDED DECEMBER 31, 2016

TABLE OF CONTENTS

KABAT · SCHERTZER
DE LA TORRE · TARABOULOS
&
COMPANY
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
ACP Securities, LLC
Miami, Florida

We have audited the accompanying statement of financial condition of ACP Securities, LLC as of December 31, 2016, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of ACP Securities, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ACP Securities, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

9300 SOUTH DADELAND BOULEVARD, SUITE 600, MIAMI, FL 33156
TEL (305) 670-3370 • FAX (305) 670-3390 • WWW.KSDT-CPA.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (Continued)

The supplementary information contained in Schedules I, II, III and IV has been subjected to audit procedures performed in conjunction with the audit of ACP Securities, LLC's financial statements. The supplemental information is the responsibility of ACP Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240. 17a-5. In our opinion, the supplementary information contained in Schedules I, II, III and IV is fairly stated, in all material respects, in relation to the financial statements as a whole.

Kabat, Schertzer, De La Torre, Taraboulos & Co.

Miami, FL
February 22, 2017

ACP SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

Assets		
Cash and cash equivalents	$ 168,149	
Deposit with clearing broker	100,000	
Accounts receivable - clearing broker	966,022	
Fixed Income Securities, original cost $ 102,919	61,024	
Money market accounts	363,436	
Property and Equipment, net of accumulated depreciation of $ 52,924	20,723	
Security deposit on office lease	20,140	
Other assets	28,850	
Total Assets		$ 1,728,344
Liabilities and Member's Equity (Deficit)		
Liabilities		
Accounts payable and accrued expenses	$ 386,631	
Payable to clearing broker	526,843	
Liabilities subordinated to claims of general creditors	1,000,000	
Total Liabilities		$ 1,913,474
Member's Equity (Deficit)		(185,130)
Total Liabilities and Member's Equity (Deficit)		$ 1,728,344

The accompanying notes are an integral part of these financial statements.

ACP SECURITIES, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2016

Revenues		
Commissions	$ 5,108,799	
Realized and unrealized loss from investment and trading securities	(6,237)	
Expense sharing reimbursement	60,000	
Other income	338,152	
Interest income	35,051	
Total Revenues		$ 5,535,765
Expenses		
Salaries and related costs	$ 4,477,867	
Professional fees	175,923	
Clearing costs	214,548	
Communications and market data	125,294	
Interest expense	91,821	
Occupancy expense	71,688	
Other operating expenses	57,529	
Regulatory fees	30,947	
Depreciation	8,238	
Total Expenses		$ 5,253,855
Net income		$ 281,910

The accompanying notes are an integral part of these financial statements.

ACP SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY (DEFICIT)

FOR THE YEAR ENDED DECEMBER 31, 2016

Balance - January 1, 2016	$ (467,040)	
Net income	281,910	
Balance - December 31, 2016		$ (185,130)

The accompanying notes are an integral part of these financial statements.

ACP SECURITIES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2016

Cash Flows From Operating Activities		
Net income		$ 281,910
Adjustments to reconcile net income to net cash and cash equivalents provided by operating activities:		
Depreciation	$ 8,238	
Changes in operating assets:		
(Increase) in accounts receivable-clearing broker	(585,700)	
Decrease in investment and trading securities	6,237	
Decrease in money market accounts	124,136	
(Increase) in other assets	(6,370)	
Increase in payable to clearing broker	154,008	
Increase in accounts payable and accrued expenses	157,903	
Total Adjustments		(141,548)
Net Cash Provided By Operating Activities		140,362
Cash and Cash Equivalents - Beginning		27,787
Cash and Cash Equivalents - Ending		$ 168,149

The accompanying notes are an integral part of these financial statements.

ACP SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2016

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

ACP Securities, LLC (the Company) was formed on November 4, 2005 and is a wholly owned subsidiary of ACP Capital Holdings, LLC (sole member and parent), a financial services Company. The Company is a registered broker/dealer and a member firm of the Financial Industry Regulatory Authority (FINRA).

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Customers, Broker-Dealers, Trading Inventory and Investment Balances

The Company is a registered broker-dealer and maintains its brokerage accounts on a settlement date basis; however, the accompanying financial statements are prepared on a trade date basis. The Company is an introducing broker, and as such, clears all transactions through a correspondent broker who carries all customer and company accounts and maintains physical custody of customer and company securities.

All securities are valued at quoted market price and unrealized gains and losses are included in revenues from firm and investment trading. The Company does not own any restricted or non-marketable securities at December 31, 2016.

Government and Other Regulation

The Company's business is subject to significant regulation by various government agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Furniture and Fixtures

Property and equipment is recorded at cost and depreciated on a straight-line basis over their estimated useful lives.

The costs of maintenance and repairs of property and equipment are charged to expense as incurred. Costs of renewals and betterments are capitalized in the property accounts. When properties are replaced, retired, or otherwise disposed of, the cost of such properties and accumulated depreciation are deducted from the asset and depreciation reserve accounts. The related profit or loss, if any, is recorded in income.

Cash

The Company maintains deposits at financial institutions that, from time to time, may exceed federally insured limits. The exposure of the Company from these transactions is solely dependent upon daily account balances and the financial strength of the respective institution. At December 31, 2016, the company had no cash balances in excess of federally insured limits.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

Financial Instruments with Off-Balance-Sheet Risk

The Company, under its correspondent agreement with its clearing broker, has agreed to indemnify the clearing broker from damages or losses resulting from customer transactions. The Company is therefore exposed to off-balance-sheet risk of loss in the event that customers are unable to fulfill contractual obligations including their obligations under margin accounts. The Company believes that it is unlikely it will have to make a material payment under this indemnity and accordingly has not recorded any contingent liability in its financial statements.

Fair Value of Financial Instruments

The financial position of the Company at December 31, 2016 includes certain financial instruments that may have a fair value that is different from the value currently reflected in the financial statements. In reviewing the financial instruments of the Company, certain assumptions and methods were used to determine the fair value of each category of financial instruments for which it is practicable to estimate that value.

The carrying amounts of the Company's financial instruments generally approximate their fair values at December 31, 2016.

Income Taxes

No Federal or State income taxes are payable by the Company, and none have been provided for in the accompanying financial statements. The parent Company will include the Company's income or loss on its tax return. Generally Federal and State tax authorities may examine the Company's tax returns for three years from date of filing. Therefore, the current year and three preceding years remain subject to examination as of December 31, 2016.

Revenue and Expense Recognition

Commission income and expense from customer transactions are recorded on a trade-date basis.

Subsequent Events

The company has evaluated subsequent events through the date the financial statements are issued.

NOTE 3. NET CAPITAL RULES

As a broker-dealer registered with the Securities and Exchange Commission, the Company must comply with the provisions of the Commission's "Net Capital" rules, which provide that "aggregate indebtedness", as defined, shall not exceed 15 times "Net Capital", as defined, and the "Net Capital", shall not be less than $100,000. At December 31, 2016, the Company's net capital was $719,708, which was $619,708 in excess of its required net capital of $100,000. At December 31, 2016, the Company's net capital ratio to aggregate indebtedness was 1.26 to 1.

NOTE 4. FAIR VALUE MEASUREMENTS

The carrying amounts reported in the accompanying statement of financial condition for cash, deposit with clearing broker, accounts receivable, fixed income securities owned, prepaid expenses and other, due to correspondent broker, due to non-customers and accounts payable and accrued expenses, approximate fair value due to the short-term nature of these accounts. The fair value of the long-term obligations approximates carrying value, determined using current interest rates for similar instruments as of December 31, 2016.

In accordance with generally accepted accounting principle (GAAP) fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date.

GAAP also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors market participants would use in valuing the asset or liability. The guidance establishes three levels of inputs that may be used to measure fair value:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurements. The Company reviews the fair value hierarchy classification on an annual basis. Changes in the observability of valuation inputs may result in a reclassification of levels for certain securities within the fair value hierarchy.

NOTE 4. FAIR VALUE MEASUREMENTS *(continued)*

Fixed Income Securities of $61,024 owned at December 31, 2016, as shown in the accompanying financial statements, have been valued using the valuation techniques as described in level 2 above.

NOTE 5. PROPERTY AND EQUIPMENT, NET

	Estimated Useful Lives (Years)	
Property and equipment	5	$ 73,647
Less: accumulated depreciation		52,924
Property and equipment, net		$ 20,723

Depreciation expense amounted to $8,238 for the year ended December 31, 2016.

NOTE 6. COMMITMENTS

The Company entered into a new lease during the year 2015 for its office space in Miami, Florida. Approximate future minimum rentals under this lease, not including possible increases for operating expenses, are as follows:

2017	$ 74,720
2018	84,423
2019	14,488
Total Future Minimum Rental Commitments	$ 173,631

Rent expense for the year ended December 31, 2016 amounted to $71,688, including employee parking and sales tax.

NOTE 7. SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 22, 2017, the date the financial statements were available to be issued.

NOTE 8. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

On August 17, 2011, the Company borrowed $1,000,000 from its parent Company (ACP Capital Holdings, LLC) under a FINRA approved subordinated loan agreement. This loan bears interest at 7% per annum and is payable in full on November 30, 2017.

NOTE 9. RELATED PARTY TRANSACTIONS

In January 2011, the Company entered into an expense sharing agreement with a certain affiliate, whereby the affiliate would reimburse the Company a fee of $2,000 per month which increased to $5,000 per month beginning April, 2015. During the year ended December 31, 2016, the Company received $60,000 under this agreement.

NOTE 10. OTHER MATTERS

The Company is in discussion with FINRA regarding certain alleged rule violations. As of the date of these financial statements there has not been a definite amount of any fine that may be assessed against the Company. In the opinion of management, the impact of any assessment against the Company would not significantly affect the financial statements.

ACP SECURITIES, LLC

SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2016

ACP SECURITIES, LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2016

Member's Equity		$ (185,130)
Add: Liabilities subordinated to claims of general creditors		1,000,000
Total Capital and Allowable Liabilities		814,870
Less Non-Allowable Assets and Other Deductions		69,976
Less: Haircuts on Securities, Computed, where Applicable, Pursuant to 15c3-1(f):		
Trading and Investment Securities	16,973	
Other securities	8,213	
		25,186
Net Capital		719,708
Net Capital Required - Greater of $100,000 or 6.666% of Aggregate Indebtedness		100,000
Excess Net Capital (net capital less net capital required)		$ 619,708
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required		$ 599,708
Aggregate Indebtedness		$ 913,474
Ratio: Aggregate Indebtedness to Net Capital		1.269

There are no significant differences in the computation of adjusted net capital between the unaudited broker-dealer focus report and the audited annual report.

See independent registered public accounting firm's report regarding supplementary information.

ACP SECURITIES, LLC

SCHEDULE II

STATEMENT ON EXEMPTION FROM THE COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2016

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.

The Company was in compliance with the conditions of the exemption for the year ended December 31, 2016.

ACP SECURITIES, LLC

SCHEDULE III

STATEMENT ON EXEMPTION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2016

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.

The Company was in compliance with the conditions of the exemption for the year ended December 31, 2016.

ACP SECURITIES, LLC

SCHEDULE IV

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2016

Balance, Beginning of year	$	1,000,000
Additions		-
Decreases		-
Balance, End of year	$	1,000,000

See independent registered public accounting firm's report regarding supplementary information.

KABAT · SCHERTZER
DE LA TORRE · TARABOULOS
&
COMPANY
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITIES SIPC ASSESSMENT RECONCILIATION

To the Board of Directors and Member of ACP Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by ACP Securities, LLC., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and other specified parties in evaluating ACP Securities, LLC's compliance with the applicable instructions of form SIPC-7. ACP Securities, LLC's management is responsible for ACP Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the Company's cash disbursement journals and copies of the checks issued in payment, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, including interim profit and loss statements and interim unaudited Company prepared focus reports, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and the related schedules and working papers, including interim profit and loss statements, interim unaudited Company prepared focus reports, Company prepared general ledgers and working trial balances.

9300 SOUTH DADELAND BOULEVARD, SUITE 600, MIAMI, FL 33156
TEL (305) 670-3370 • FAX (305) 670-3390 • WWW.KSDT-CPA.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITIES SIPC ASSESSMENT RECONCILIATION(continued)

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of specified parties listed above and is not intended to be and should not be used by anyone other than those specified parties.

Kabat, Schertzer, De La Torre, Taraboulos & Co.

Miami, Florida

February 22, 2017

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31, 2016
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

ACP Securities, LLC
1450 Brickell Avenue
Miami, FL 33131

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Robert Gilman 561-771-0036

2. A. General Assessment (item 2e from page 2) $12,156

B. Less payment made with SIPC-6 filed (exclude interest) (5,848)
8/1/16
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 6,308

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $6,308

G. PAYMENT: √ the box
Check mailed to P.O. Box ☐ Funds Wired ☐
Total (must be same as F above) $6,308

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the_____ day of______________, 20_____.

(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan 1, 2016
and ending Dec 31, 2016

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$5,535,765
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	6,237
Total additions	5,542,002
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	462,096
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	182,301
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $35,051	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	35051
Total deductions	679,448
2d. SIPC Net Operating Revenues	$4,862,554
2e. General Assessment @ .0025	$12,156

(to page 1, line 2.A.)

KABAT · SCHERTZER
DE LA TORRE · TARABOULOS
&
COMPANY
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON

EXEMPTION PROVISION

We have reviewed management's statements, included in the accompanying exemption report in which ACP Securities, LLC identified the following provisions of 17 § C.F.R. 15c3-3(k) under which ACP Securities, LLC claimed an exemption from 17 § C.F.R. 240. 15c3-3 (2) (ii) and ACP Securities, LLC stated that ACP Securities, LLC met the identified exemption provision throughout the most recent fiscal year ended December 31, 2016 without exception. ACP Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board in the United States of America and, accordingly, included inquiries and other required procedures to obtain evidence about ACP Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kabat, Schertzer, De La Torre, Taraboulos & Co.

Miami, Florida.

February 22, 2017

9300 SOUTH DADELAND BOULEVARD, SUITE 600, MIAMI, FL 33156
TEL (305) 670-3370 • FAX (305) 670-3390 • WWW.KSDT-CPA.COM

ACP SECURITIES, LLC

Exemption Report pursuant to SEC Rule 17a-5

For the Year Ended December 31, 2016

ACP Securities, LLC operates pursuant to paragraph (k) (2)(ii) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3.

The Company has met the identified exemption provision for the year ended December 31, 2016, without exception.

Esteban Endere, Managing Member for ACP Capital Holdings, LLC